

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 27, 2005

Ms. Sandra Kahn
Chief Financial Officer
Empire Resources, Inc.
One Parker Plaza
Fort Lee, New Jersey 07024

> **Re:** **Empire Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2005**
> **Filed May 16, 2005**
> **File No. 1-12127**

Dear Ms. Kahn:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page F-1

Note B, Summary of Significant Accounting Policies, page F-6

(2) Revenue Recognition, page F-6

1.   We note from disclosure on pages 6 and 16 that you store materials in a warehouse for release to customers on a just-in-time delivery basis. Explain to us how this policy impacts your revenue recognition.

Exhibit 31.1 and 31.2

2.   Please use the language in the certification form that is consistent with the example provided in Item 601(b)(31) of Regulation S-K.

Closing Comments

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3763 with any other questions.

Sincerely,

Barry Stem
Senior Assistant Chief
Accountant